EXHIBIT D-4


                                STATE OF ILLINOIS

                          ILLINOIS COMMERCE COMMISSION

CENTRAL ILLINOIS PUBLIC SERVICE                 :
COMPANY                                         :
 (AMERENCIPS)                                   :
UNION ELECTRIC COMPANY                          :        00-0650
 (AMERENUE)                                     :
                                                :
PETITION FOR (I)  TRANSFER OF RETAIL  ELECTRIC  :
BUSINESS  AND   ASSOCIATED   CERTIFICATES   OF  :
PUBLIC  CONVENIENCE  AND  NECESSITY;  AND (II)  :        (CONSOLIDATED)
APPROVAL  OF RELATED  TARIFFS  (7-102,  7-203,  :
9-201 OF THE IPUA)                              :
                                                :
         ILLINOIS COMMERCE COMMISSION           :
              ON ITS OWN MOTION                 :        00-0655
                     -VS-                       :
            UNION ELECTRIC COMPANY              :
                                                :
PROCEEDING PURSUANT TO SECTION 16-111(G) OF     :
THE PUBLIC UTILITIES ACT CONCERNING PROPOSED    :
TRANSFER OF DISTRIBUTION AND TRANSMISSION       :
ASSETS TO AN AFFILIATE AND ENTRY INTO VARIOUS   :
AGREEMENTS. (NOTICE OF TRANSFER FILED           :
October 2, 2000)                                :


                                      ORDER
                                      -----

By the Commission:

I.    PROCEDURAL HISTORY

      On September 29, 2000, Union Electric Company ("AmerenUE") and Central Illinois Public Service Company ("AmerenCIPS") (jointly, "Ameren" or the "Ameren Companies") filed a Petition seeking the Commission's approval pursuant to Sections 7-102 and 7-203 of the Public Utilities Act (220 ILCS 7-102 et seq.) (the "Act") of the transfer to AmerenCIPS of AmerenUE's certificates of convenience and necessity related to AmerenUE's provision of retail electric service in Illinois. On October 2, 2000, AmerenUE submitted a Notice pursuant to
Section 16-111(g) of the Act, giving the Commission notice of AmerenUE's intent to transfer all of its Illinois distribution assets and all Illinois transmission assets other than those associated with AmerenUE's Venice, Illinois generating plant ("T&D Assets") and associated liabilities and its Illinois retail electric business, to AmerenCIPS. On October 4, 2000, the Commission issued an order in Docket No. 00-0655 setting the Notice for hearing pursuant to the provisions of Section 16-111(g).

      At a prehearing conference before a duly authorized Hearing Examiner, at the Commission's offices in Springfield, Illinois, pursuant to notice as required by law, Docket Nos. 00-0650 and 00-0655 were consolidated. The Ameren Companies and the Staff appeared at the prehearing by counsel. Thereafter, the Illinois Industrial Energy Consumers ("IIEC"), consisting of four customers of AmerenUE, filed a petition to intervene, which was granted by the Hearing Examiner.

      On November 17, 2000, an evidentiary hearing was held in the consolidated proceeding. The Ameren Companies, the Staff and IIEC appeared at the hearing by counsel. The Ameren Companies presented three witnesses: Craig D. Nelson, Robert
J. Mill and Kevin Redhage. The Staff presented five witnesses: David Borden, Phil Hardas, Karen Goldberger, Bruce Larson and Michael Luth. IIEC presented one witness, Robert Stephens. At the conclusion of the hearing, the record was marked "heard and taken." Thereafter, the Ameren Companies submitted a late-filed exhibit, which reflected an agreed upon amendment to the asset transfer agreement.

II.   PARTIES TO THE PROPOSED TRANSFER

      AmerenUE. AmerenUE is a subsidiary of Ameren Corporation ("AmerenCo"). AmerenUE provides electric service to over 1 million customers and gas service to 130,000 customers in Missouri and Illinois. AmerenUE has approximately 62,000 electric and 18,000 gas customers in Illinois; its principal service area is in Missouri.

      AmerenCIPS. AmerenCIPS also is a subsidiary of AmerenCo. AmerenCIPS provides electric service to approximately 320,000 customers and gas service to approximately 170,000 customers, all in the State of Illinois. AmerenCIPS' principal source of supply of electric power and energy is the power supply agreement ("PSA") that it has with Ameren Energy Marketing Company ("AEMC").

      AEMC. AEMC is a wholly-owned subsidiary of Ameren Energy Resources Company ("Resources"), which is a first-tier subsidiary of AmerenCo. AEMC markets power and energy at wholesale as a power marketer and at retail as an alternative retail electric supplier ("ARES") in Illinois. AEMC obtains power and energy from AmerenCo Generating at wholesale under a contract approved by the FERC, and supplies power and energy to AmerenCIPS and other customers at wholesale and retail. AEMC also assumed AmerenCIPS' energy entitlement under its power supply agreement with Electric Energy Inc.

      Ameren Generating. Ameren Generating is also a wholly-owned subsidiary of Resources. Ameren Generating acquired, with the Commission's approval, all of the generating capacity of AmerenCIPS. Ameren Generating has also acquired, and is in the process of acquiring, additional regional generating resources. Ameren Generating supplies AEMC with AEMC's full requirements (including the AmerenCIPS load) under a power supply agreement.


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


III.  SUMMARY OF THE TRANSFER

      The Ameren Companies explained that the principal purposes in Illinois of the transfers of the electric and gas properties and businesses relate to the restructuring of the Illinois operations of AmerenCo, the parent of both AmerenUE and AmerenCIPS. AmerenCo is a registered holding company subject to regulation by the Securities and Exchange Commission under the Public Utility Holding Company Act of 1935 ("PUHCA"). AmerenUE provides retail electric and gas service to the public in that portion of the St. Louis metropolitan area located in the State of Illinois ("Metro East"). AmerenUE also provides retail electric and gas service in the State of Missouri. AmerenCIPS provides electric and gas service in the State of Illinois.

      AmerenCo previously restructured AmerenCIPS' operations by means of a sale of all of AmerenCIPS' generating assets to an affiliate and by having a separate affiliate assume all of AmerenCIPS' marketing responsibilities. AmerenCIPS now operates as a pure "wires" business.

      AmerenCo now seeks to: i) separate all Illinois regulated utility operations from the electric generation and marketing functions; and ii) consolidate all of AmerenCo's Illinois regulated operations in a single entity, AmerenCIPS. Upon the transfer of AmerenUE' s retail electric and gas assets and businesses in Illinois, AmerenCIPS will succeed to AmerenUE' s retail utility operations, and will provide the retail electric and gas services currently provided by AmerenUE pursuant to the tariffs currently in effect for AmerenUE. For its part, AmerenUE will cease to operate as a public utility in this State.

      The Ameren Companies explained that AmerenUE will transfer its T&D Assets and liabilities, as well as its gas assets and liabilities, to AmerenCIPS by two means: i) approximately half will be transferred in the form of a dividend; and
ii) approximately half will be transferred in exchange for a promissory note in the amount of approximately $51 million. These two components will be referred to jointly as the "Transfer." AmerenUE will retain ownership of the Venice generating plant.

      The Ameren Companies contend that the Transfer will not adversely affect either the reliability of electric service provided to Metro East retail electric customers or the rates that those customers are charged during the mandatory transition period under the Illinois Customer Choice Law and Rate Relief Law of 1997 ("Customer Choice Law"). 220 ILCS 5/16-111(g). AmerenCIPS will obtain the generating supply necessary to serve the Metro East electric load under AmerenCIPS' existing power supply agreement with AEMC. After the Transfer, Metro East electric customers will continue to pay the rates they are currently charged under AmerenUE's retail tariffs, through at least December 31, 2004, when the retail rate freeze expires, or until such time as the Commission approves a change in those rates.

IV.   ASSETS AND OBLIGATIONS TO BE TRANSFERRED

      AmerenUE will transfer the T&D Assets, and its retail electric business, including its various certificates, franchises and licenses authorizing it to provide retail electric service in Illinois, to AmerenCIPS. The transmission facilities will continue to be managed by its affiliate, Ameren Services Company. AmerenUE will also assign various obligations to AmerenCIPS, including


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


all of the maintenance and labor agreements (as applicable), as those agreements exist as of the Transfer Date, and any other similar agreements that exist as of the Transfer Date. The specific assets and obligations to be transferred are described in the Asset Transfer Agreement that accompanied the Notice as Appendix A, and are set out further in the proposed accounting entries included at Appendix C to the Notice.

V.    MECHANICS OF THE TRANSFER

      The transfer of the combined electric and gas assets is planned to be accomplished in the following manner:

      1. AmerenUE will transfer approximately 50% of the combined assets net of liabilities to AmerenCIPS in exchange for a promissory note in an amount equal to approximately 50 percent of the total net book value, estimated to be approximately $51 million.

      2. AmerenUE will hold the note and receive payments including interest from AmerenCIPS.

      3. AmerenUE also will declare an "in kind" dividend to AmerenCo equal to the remaining balance (approximately 50 percent) of the net book value of the combined assets net of liabilities, estimated to be approximately $51 million.

      4. AmerenCo will then transfer the dividended assets and liabilities to AmerenCIPS as a capital contribution.

VI.   SUPPLY AND SERVICE AGREEMENTS

      There are two new agreements and one existing agreement that will be involved or affected in the transfer of AmerenUE' s retail electric business to AmerenCIPS.

      AmerenUE/AmerenCIPS/Ameren Corporation Asset Transfer Agreement
      ---------------------------------------------------------------

      Under this agreement, AmerenUE will transfer to AmerenCIPS the assets and liabilities discussed herein.

      AmerenUE/AmerenCIPS Promissory Note
      -----------------------------------

      Under this note, AmerenCIPS will pay AmerenUE approximately 50% of the net book value of the transferred assets.

      AmerenCIPS/AEMC PSA
      -------------------

      As noted, this is the existing agreement under which AmerenCIPS would obtain power and energy to serve the Metro East load. Until the PSA expires on December 31, 2004, AEMC must provide AmerenCIPS with its full requirements (including planning and operating reserve requirements and ancillary service generation products). Commencing January 1, 2005, AmerenCIPS would obtain its full requirements from market sources. "Market sources" could include AEMC, Ameren Generating or another affiliate, if any of these entities offered the most economic source of power and energy. Ameren asserts that there should be


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


ample capacity to supply Metro East's future needs at a reasonable, competitive cost.

      Under the PSA, AmerenCIPS pays fixed demand and energy charges, based on AmerenCIPS' actual usage, for bundled load. The Ameren Companies explained that the effect of setting the demand and energy charges for bundled service load requirements in this way is to insulate Metro East retail customers from risk that those charges could escalate. Even if, for example, a unit were lost and purchased power costs were to increase, or if maintenance or fuel costs were to increase for any one of numerous reasons, the same, fixed demand and energy rates would apply.

      Pricing for capacity and energy used to provide unbundled generation services differs. AmerenCIPS (like AmerenUE), offers certain unbundled electric power products. Specifically, AmerenCIPS offers a "Power Purchase Option" ("PPO") pursuant to Section 16-110 of the Act, "Partial Requirements Power Service" ("PRPS") pursuant to Section 16-104(f), and a "No Notice Power Service" ("NNPS"), which is a default service for customers who suddenly find themselves without a supplier. Under the PPO, PRPS and NNPS tariffs, AmerenCIPS may charge customers a "market value." Under these tariffs, the market value would be established in advance of the time that service is provided. Ameren stated that, hence, there is a risk that the projected "market value" could be inadequate to cover the actual cost of serving these customers. Under the PSA, AEMC charges AmerenCIPS for power and energy supplied to serve these customers an amount equal to the charge that AmerenCIPS charges these customers under the PPO, PRPS and NNPS tariffs. Accordingly, the effect of these sales on AmerenCIPS is revenue-neutral, and AEMC assumes the risk that the "market value" charge is adequate to cover the cost of serving these customers.

      The PSA is subject to the jurisdiction of, and has been approved by, FERC.

VII.  REASONS FOR THE TRANSFER

      The Ameren Companies explained that there are several reasons for the
Transfer:

     1. AmerenUE's forecast shows that an additional supply of power and energy beyond its current generation capacity will be required through 2004 and beyond in order to provide for its Missouri and Illinois customers' needs and maintain a 15% reserve margin. AmerenUE forecasts capacity shortfalls of 327 MW in 2001, 410 MW in 2002, 462 MW in 2003, and 583. MW in
          2004. These shortfalls will have to be met through the purchase of power and energy at market prices or with the addition of new AmerenUE generation capacity.

     2. The transfer of AmerenUE's Metro East service territory in Illinois to AmerenCIPS would include the transfer of 520 MW of net load. This transfer would, for all practical purposes, alleviate AmerenUE's capacity shortfall through 2004.

     3. AmerenCIPS has a PSA with AEMC that provides full requirements for AmerenCIPS, which will automatically cover the transferred load, thus assuring Metro East customers an adequate power supply. The PSA will insulate Metro East customers remaining


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


          on bundled tariffs from the volatility of market prices through 2004.

     4. The transfer will insulate these customers remaining on bundled tariffs from any meaningful risk of a rate increase through the term of the PSA, December 31, 2004.

     5. The transfer will assure an adequate power supply for the former AmerenUE Metro East customers, while maintaining the same rates that were in existence before the transfer. AmerenCIPS intends to maintain the same rate schedules that were in existence immediately prior to the transfer.

     6. Ameren anticipates administrative cost savings after the transfer. The elimination of one utility in Illinois will decrease the number of regulatory filings required of Ameren. As an example, Section 16-125(b) of the Public Utilities Act, 220 ILCS 5/1-101 et seq. requires each utility in Illinois to file an electric reliability report including the results of a survey of customers. The transfer will enable Ameren to consolidate the reports and eliminate the cost of a separate and redundant survey in the former AmerenUE territory. It will also provide for a single point of contact in AmerenCIPS for regulatory matters in Illinois.

     7. The pending version of the Standards of Conduct and Functional Separation Rules for Illinois Utilities imposes different levels of compliance on electric utilities based on the location of their principal service territory. After the transfer the functioning of Ameren's retail electricity business in Illinois will be subject to a consistent set of rules governing energy supply activities within the utility. In addition, the transfer will provide a clean split between Ameren's activities in Illinois and Missouri, where the electric industry has not yet been deregulated.

     8. The transfer will terminate the obligation of AmerenUE' s Illinois customers to pay decommissioning charges related to AmerenUE' s Callaway nuclear plant.

VIII. STATUTORY PROVISIONS INVOLVED

      Section 7-102 of the Act (which is applicable to the transfer of the certificates and business) provides, inter alia, that unless the Commission finds that a transaction will convenience the public:

      (b) No public utility may purchase, lease, or in any other manner acquire control, direct or indirect, over the franchises, licenses, permits, plants, equipment, business or other property of any other public utility.

      (c) No public utility may assign, transfer, lease, mortgage, sell (by option or otherwise), or otherwise dispose of or encumber the whole or any part of its franchises, licenses, permits, plant, equipment, business, or other property, but the consent and approval of the Commission shall not be required for the sale, lease, assignment or transfer (1) by any public utility of any tangible personal property which is not necessary or


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


               useful in the performance of its duties to the public, or (2) by any railroad of any real or tangible personal property.

      (d) No public utility may by any means, direct or indirect, merge or consolidate its franchises, licenses, permits, plants, equipment, business or other property with that of any other public utility.

      220 ILCS 5/7-102 (1999).

      Section 7-203 of the Act (which is applicable to the transfer of the certificates) provides, inter alia that:

      No franchise, license, permit or right to own, operate, manage or control any public utility shall be assigned, transferred or leased nor shall any contract or agreement with reference to or affecting any such franchise, license, permit or right be valid or of any force or effect whatsoever, unless such assignment, lease, contract, or agreement shall have been approved by the Commission.

      220 ILCS 5/7-203 (1999).

     Section 16-111(g) of the Act (which is applicable to the transfer of the distribution and transmission plant) provides, inter alia, that upon giving notice and receiving Commission approval:

      During the mandatory transition period, an electric utility may, without obtaining any approval of the Commission other than that provided for in this subsection and notwithstanding any other provision of this Act or any rule or regulation of the Commission that would require such approval: sell, assign, lease or otherwise transfer assets to an affiliated. . . entity, and as part of such transaction enter into service agreements, power purchase agreements, or other agreements with the transferee; provided, however, that the prices, terms and conditions of any power purchase agreement must be approved or allowed into effect by the [FERC]. . . .

      It provides further that the utility must submit various items and data with its notice including:

      (1) a complete statement of the accounting entries that it will make on its books to record the transfer of the assets and a certificate from an independent certified public accountant stating that the entries are in accordance with generally accepted accounting principles. Additionally, if the transaction is with an affiliate, the electric utility must also submit a certification from its chief accounting officer that the accounting entries are in accordance with any guidelines for cost allocations between the utility and its affiliates that have been previously approved by the Commission.

      (2) a description of how it will use the proceeds of the transaction to retire debt or otherwise reduce or recover the costs of services provided by such electric utility.


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


      (3) a list of all other State and federal approvals the utility has obtained or will obtain in connection with the transaction.

      (4) an irrevocable commitment by the electric utility that the transaction will not increase transition charges it might otherwise be allowed to recover under Article XVI of the Act or impose any stranded costs that it might otherwise be allowed to charge retail customers under federal law.

      Finally, Section 16-111(g) provides that the Commission shall not prohibit a proposed transfer of plant unless it finds either or both that the transfer "will render the utility unable to provide its tariffed services in a safe and reliable manner, or . . that there is a strong likelihood that the consummation of the proposed transaction will result in the electric utility being entitled to request an increase in its base rates during the mandatory transition period
.. . . "

      No one disputed Ameren' s compliance with the notice filing requirements of Section 16-111(g).

IX.   CONTESTED ISSUES

      Staff expressed several concerns about the proposed transfer. Many of Staff's concerns went to suggested revisions in tariffs sheets that will be required in the event the transfer is approved. Ameren agreed to make all the requested changes. Other concerns went to the merits of the transfer but apparently did not reach a level that would lead to a recommendation that the transfer be prohibited. IIEC opposes the proposed transfers on a number of grounds. IIEC's objections went to both the "public convenience" standard under
Section 7-102 and the "service reliability" and "base rate" standards under
Section 16-111(g).

      A   SECTION 16-111(G) ISSUES

          1.   SERVICE RELIABILITY

      In terms of quality of service issues, IIEC suggested that the transfer might result in interruptible customers experiencing an increased level of interruptions for the following reasons. The AmerenCIPS interruptible tariff allows curtailments when the annual system peak is anticipated and power is needed to supply firm commitments to other utilities. IIEC witness Stephens noted first that, if the transfer is completed, AmerenCIPS will likely anticipate a new annual system peak, particularly in the early months after the transfer and second that, while AmerenUE had no sales for resale in 1999, AmerenCIPS made 38% of its sales in the sale for resale arena, including sales to other utilities, making it more likely that AmerenCIPS will need to curtail service than will AmerenUE.

      The Ameren Companies explained that, after the Transfer, AmerenCIPS will continue to provide safe and reliable utility service. The PSA with AEMC, initially, and later the wholesale market, will provide AmerenCIPS with a safe and reliable source of electric supply. Moreover, AEMC has adequate capacity to serve the existing AmerenCIPS load and the AmerenUE load that is to be transferred. AmerenUE provided a load-resource analysis for AEMC for the years 2001-2004. Ameren Ex. 1, App E. That analysis showed that AEMC has adequate existing resources to serve the post-transfer AmerenCIPS load. Id.


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      Ameren witness Nelson explained that there are two reasons why IIEC' s concern should be disregarded. First, there is no obligation to serve non-firm, interruptible load. Second, the record demonstrates that the Transfer will not alter the operation of the interruptible tariff.

      Ameren explained that interruptible customers do not have any expectation of uninterrupted service. Those customers have contracted for non-firm service, and the utility providing it has no obligation to limit the number of interruptions. If interruptible customers want firm service, they can request it, and pay for it, under the terms of the utility's tariff. As Mr. Nelson explained, utilities have no capacity planning or reserve obligation toward interruptible customers. Tr., 58-60. To the contrary, for planning reserve purposes, utilities exclude interruptible load. Id. It is not included in the peak that utilities must have capacity to serve, and utilities do not add capacity to serve interruptible load. Id.

      Second, Mr. Nelson explained that the Transfer will not produce any change in the operation of the interruptible tariff. Currently, AmerenUE's interruptible customers are served as part of a single, integrated control area system. They will be customers on that same system after the transfer. There will be no change in applicable planning or operating reserve requirements or margins, and the total system load, annual system peak and resources will be exactly the same after the transfer as before. AmerenUE, AmerenCIPS and Ameren Energy Marketing Company (AmerenCIPS' supplier) each maintain a minimum planning reserve margin of 15%. Ameren Ex. 2, p. 7.

      Staff did not question Ameren's ability to provide reliable service. Indeed, Staff witness Larson agreed that the Ameren Companies had demonstrated that they would have adequate capacity to serve the Metro East load. Staff Ex. 3, p. 3.

      The Commission agrees with Ameren. Accordingly, IIEC's argument that the Transfer would make non-firm service less firm is inapposite and is rejected. Interruptible customers have contracted for non-firm service, and cannot complain that such non-firm service is not firm. Because there is no likelihood that the transfer will impact the ability of the utility to provide its tariffed services in a safe and reliable manner, the transfer cannot be prohibited on this ground.

          2.   LIKELIHOOD OF AN INCREASE IN BASE RATES

      As noted previously, under Section 16-111(g), the Commission may also prohibit a Transfer if there is a "strong likelihood" that the Transfer would cause ratepayers to be subject to a rate increase request under Section 16-111(d) during the mandatory transition period. AmerenCIPS provided an analysis based upon projected returns on equity in Appendix F to the Notice (Ameren Ex. 1, App. F) from which it argues that it has demonstrated that there is very little risk that it would be entitled to request a base rate increase under Section 16-111(d). That subsection authorizes a utility to seek a base rate increase where it can demonstrate that the two-year average of its return on equity is below the average of the monthly yields of 30 year Treasury bonds for the same period. Treasury bond yields have averaged approximately 5.79% for the two year period ending June, 2000. By contrast, and based on what Mr. Nelson explained to be very conservative assumptions, the lowest annual projected return on equity, with the transaction, shown on Appendix F is significantly above that level.


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      As explained by Mr. Nelson, if AmerenUE maintains the Metro East operations, it would have to contract for additional capacity, and would be susceptible to significant changes in market prices, an increase in the cost of fuel or operations, or a significant loss of customer base that would lower returns significantly. However, the PSA guarantees that generation-related costs cannot increase before January 1, 2005, and are frozen at their current level. Hence, there is very little risk -- and certainly "no strong likelihood" -- that Metro East customers would be subject to a rate increase during the transition period as a result of the Transfer. Ameren Ex. 1, App. G, p. 12; App. F (conf.).

      Staff and IIEC questioned the validity of the Companies' analysis. Staff, in particular, questioned whether a rate increase might be required if AmerenCIPS were required to reduce its rates by 5% in 2002 pursuant to the provisions of the Customer Choice Law. A rate decrease would occur only if required by Section 16-111(b) of the Customer Choice Law. That Section sets forth the residential rate decrease provisions of the Law, which are divided into various categories, depending on the number of customers a utility had as of certain dates and the level of a utility's residential rates, relative to the average residential rate for a group of Midwest Utilities. Section 16-111(b) defines the Midwest Utilities as consisting of all investor-owned electric utilities with annual system peaks in excess of 1000 MW in the States of Illinois, Indiana, Iowa, Kentucky, Michigan, Missouri, Ohio and Wisconsin. Both AmerenUE and AmerenCIPS are in the category of utilities whose residential rate decrease obligations are subject to the relationship of their residential rates to the Midwest Utilities' average. Accordingly, the Section made AmerenUE and AmerenCIPS subject to two potential 5% rate decreases (in addition to an initial August 1, 1998 rate decrease, which both companies made): i) on October 1, 2000, a rate decrease equal to the lesser of 5% or the percentage by which their average residential rate exceeds the average residential rate for the Midwest Utilities based on FERC Form 1 data for calendar year 1999; and ii) on October 1, 2002, a rate decrease equal to the lesser of 5% or the percentage by which their average residential rate exceeds the average residential rate for the Midwest Utilities based on FERC Form 1 data for calendar year 2001. Neither AmerenUE nor AmerenCIPS was required to make any rate decrease on October 1, 2000, and they claim it is highly unlikely that either will be required to make any rate decrease on October 1, 2002. Ameren Ex. 5, pp. 1-2.

      In connection with the possibility of a residential rate decrease on October 1, 2000, Ameren performed an analysis of the relationship of the AmerenCIPS and AmerenUE residential rates to the Midwest Utilities average for 1999. Ameren Ex. 5, p. 2. Both AmerenCIPS and AmerenUE were comfortably below the average. The Commission Staff performed its own analysis and apparently agreed, because no rate decrease was required. Id. A 2002 rate decrease would be based on a 2001 test period, and the record reflects no material change in circumstances either occurring since 1999, or occurring before the end of 2001, that would produce a different result. Id.

      Regardless, AmerenCIPS committed that, when calculating whether AmerenCIPS is entitled to seek a rate increase during the mandatory transition period, AmerenCIPS will reverse the effect of any residential rate decrease taking effect on October 1, 2002 pursuant to Section 16-111(b) of the Customer Choice Law. Further, should AmerenCIPS still be entitled to request a rate increase during the mandatory transition period, after having reversed the effect of any such residential rate decrease on October 1, 2002, AmerenCIPS will exclude from such a rate increase request the effect of any such residential rate decrease.




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


This commitment will remain effective throughout the mandatory transition period, and the Commission hereby incorporates it as a condition of approval in this matter.

      IIEC contended, that unless there is a strong likelihood that AmerenUE customers would see a base rate increase before the end of the rate freeze period absent the Transfer, the insulation of these Illinois customers from market price volatility and meaningful risk of a rate increase is of little value. As Mr. Nelson explained, however, the likelihood of a base rate increase absent the transfer is greater than if the transfer takes place. AmerenUE is faced with a forecasted capacity shortfall. That shortfall must be made up with purchases at market prices or the construction of additional capacity. Either scenario would result in additional costs that could ultimately be passed on to the customers. With the transfer both scenarios become null. Ameren Ex. 2, p. 6.

      Accordingly, the record firmly establishes that there is no strong likelihood that after the Transfer Metro East ratepayers will be subjected to a rate increase request and the transfer cannot be prohibited on this ground.

      B.  SECTION 7-102 ISSUES

      As noted previously, transactions under Section 7-102 are to be judged by a "public convenience" standard. IIEC and Staff have raised two issues that are apparently, but not expressly, based upon this standard. They include the transfers impact upon the future opportunity for rate payers in AmerenUE's current service territory to receive refunds under Section 16-111(e) of the Act and the possibility that rate payers in AmerenUE's current service territory may face rate increases after the termination of the statutory rate freeze. The issues are complicated by the fact that, in many cases, Ameren has couched its responsive arguments in terms of the Customer Choice law, which does not mention
Section 7-102.

          1.   POTENTIAL LOSS OF SECTION 16-111(E) REFUNDS

      IIEC witness Stephens and Staff witness Borden both expressed concern that the Transfer may cause Metro East ratepayers to forego refunds under Section 16-111(e) of the Customer Choice Law that they might otherwise have received if the transfer did not occur.

      Section 16-111(e) requires electric utilities to refund "excess earnings" during the mandatory transition period to ratepayers. The term "excess earnings" is defined as the two-year average return on common equity (measured as of September 30 of each year) in excess of the average 30-year treasury rate for the same two year period plus an "Index" plus 1.5 percentage points. For 1998 and 1999, for both AmerenUE and AmerenCIPS, the Index was 4.00 percentage points. Ameren Ex. 2, p. 2. For 2000 through 2004, it will be 7.00 percentage points. AmerenUE was required to make refunds for the 1998-99 period, and Ameren expects that AmerenUE will have to make a smaller refund for 1999-2000 (because of the increase in the Index from 4.00 to 7.00 percentage points in 2000, producing an average Index of 5.5 percentage points). Id.

      Mr. Stephens suggested that, because AmerenUE has made refunds for 1998-99, it is possible that AmerenUE would have to make such refunds going forward. To that end IIEC made several alternative proposals. The first proposal


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was to prohibit the transfer. The second proposal would require Ameren to track revenues for the customers in the former UE service territory and to make refunds as if such would have occurred had the transfer not been allowed. The final proposal would have Ameren make annual refunds in the same amount as the most recently computed refund (approximately $2.3 million). Ameren disputed IIECs assertions concerning the probability of future refunds, arguing that the increase in the Index effective in 2000 will eliminate AmerenUE's "excess earnings" and, regardless of whether the transfer occurs, AmerenUE will not be required to make refunds.

      To demonstrate this point, Ameren performed an analysis that assumed that the future yields on 30 year treasury bonds would be 6%, which produces a refund "trigger point" of 14.5%. The trigger point is calculated by adding the yield on the 30 year treasury bonds (6%) plus the Index (7%) plus 1.5%, for a total of 14.5%. Ameren then compared this figure with the forecasts of AmerenUE's return on common equity for Metro East for the years 2000-2004, using the methodology set forth in Section 16-111(e). In this regard, Ameren assumed customer load retention of 100%, to give effect to Mr. Stephens' assumption that AmerenUE's "strong financial performance" (IIEC Ex. 1.0, p.6) in 1998 and 1999 would either mirror or predict its financial performance in 2000 and beyond. Ameren Ex. 2, p. 2.

      The analysis showed that, using the statutory methodology, for no future two year period will AmerenUE's Metro East return on common equity exceed the applicable trigger point. Moreover, Ameren's claims its analysis is extremely conservative. It assumes, as mentioned, no load loss -- meaning a maximization of revenue. Further, Ameren did not adjust the cost of service to reflect any increased generation costs that would result if AmerenUE were to remain responsible for the Metro East load and, therefore, had to purchase additional capacity. Thus, Ameren assumed maximum revenues and minimum costs, and still the analysis showed that no refunds would be required.

      Staff expressed concern that the Ameren Companies would not be entitled to use the 7.00% Index, which is available only to Companies which waive their right to seek an extension of transition charges necessary beyond 2006. Ameren explained that it intends to waive such right, and committed that, if the Transfer is consummated, AmerenCIPS and AmerenUE will waive any right to seek such an extension. Ameren Ex. 3. The Commission rejects IIEC's proposals. Ameren's analysis and commitment to not seek an extension of transition charges beyond 2006, convinces us that, under any reasonable scenario, there is little likelihood that Ameren will be required to make any additional Section 16-111(e) refund, making concerns over this matter on a going forward basis, moot. We will accept Ameren' s invitation to make the commitment concerning extended transition charge recovery a condition of approval in this Order, which we are permitted to do under Section 7-102 of the Act.

          2.   POST- TRANSITION PERIOD RATES

      Mr. Stephens and Mr. Borden also indicated that they were concerned about the effect of the transfer on bundled utility rates after the mandatory transition period ends and the corresponding rate freeze expires. The Ameren Companies stated that this concern raises a policy issue that was resolved by the Legislature in adopting the Customer Choice Law. Ameren first notes that
Section 16-111(g) of the Customer Choice Law forfends the Commission from prohibiting this transfer unless it finds that:, for purposes of this discussion, that the transfer would create an undue risk of a base rate increase


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during the transition period. The General Assembly did not grant the Commission the authority to prohibit a transfer based upon whether ratepayers would face market-based generation pricing after the transition period ends and the price freeze expires.

      Ameren also notes that the Commission has allowed other utilities to put the overwhelming majority of the electric load in this state in the same position, and urges it not to single out Metro East for different treatment. AmerenCIPS and Illinois Power have both divested themselves of all of their generation, and Commonwealth Edison has divested itself of all of its fossil generation, pursuant to the provisions of Section 16-111(g). Ameren Ex. 2, pp. 4-5. Those companies replaced the transferred generation with power supply contracts that expire on December 31, 2004, meaning that they will have to rely on market sources beginning January 1, 2005, when the rate freeze expires. Id. Further, the Commission has approved (also under Section 16-111(g)) ComEd's proposal to transfer all of its nuclear generation to an affiliate, to be replaced by a power supply agreement, which expires at the end of 2006, and under which the final two years will have market-based pricing. Id.

      In other words, all customers of ComEd, Illinois Power and AmerenCIPS -- roughly 92% of the retail electric customers in the State -- may be assessed rates which reflect market-based generation costs beginning in 2005. Id. Indeed, Staff witness Larson noted that, "because the Commission has lost jurisdiction over the majority of the power supply in Illinois, the additional loss of jurisdiction over AmerenUE's Illinois load is of little consequence." Staff Ex. 3, p. 4. It would not be appropriate to treat Metro East customers differently from customers of other utilities.

      Finally Ameren argues that it is appropriate that customers in a deregulated market pay market-based generation charges, which is why the rate freeze expires when it does -- at the end of the transition to market-based pricing. At that point, any remaining bundled rates of electric utilities may be adjusted up or down to reflect the cost to utilities of acquiring power to serve their remaining bundled customers.

      While the Commission agrees with Ameren that the Customer Choice Law addresses only impacts on rates during the transition period, this does not answer the more fundamental question of whether the possibility that market based pricing may produce higher rates for customers in UE's current service territory causes the transfer to fail the public convenience standard.

      The question becomes one of defining the "public." IIEC, understandably, seeks to define the public as the ratepayers in AmerenUE's service territory who, if left as UE customers would not, in the near term, face market based pricing due to the fact that the State of Missouri, where the majority of AmerenUE's generating capacity is located, had not deregulated the electric industry. In other words, IIEC seeks the opportunity to use the deregulated market in Illinois as a hedge. If generation costs from utility-owned generation exceed market prices, IIEC could use the market as a safety valve. If, however, market prices exceed the cost of utility-owned generation, IIEC wants the utility to be required to provide service at regulated prices. In other words, the utility bears the risk of owning generation assets in a competitive world, but cannot assess competitive prices for the generation. This amounts to a "parochial convenience" standard, as opposed to the "public convenience" standard applicable under Section 7-102. Accepting IIEC's position would also be


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


inconsistent with the Illinois deregulation model, which expressly allows utilities to restructure their operations by transferring the costs and benefits associated with generation to another entity, and does not require utilities to either obtain or retain generation in order to provide service at below market prices.

          3.   CONSISTENCY WITH MARKET RESTRUCTURING

      IIEC was also concerned that the Transfer could be detrimental to the development of the competitive market, suggesting that transferring load responsibility for Metro East from AmerenUE to AmerenCIPS would "remove" 520 MW from the Illinois market.

      Ameren disagreed, arguing that the total regional load and total regional resources will be the same before and after the Transfer. No generation is being somehow lost. It is simply a question of whether Ameren buys resources from someone else (thereby "removing" someone else's 520 MW from the market) or uses its own resources. Ameren has chosen the latter so that is can both reduce its overall regulated cost of service and further the separation of wires and the generation functions in Illinois. Ameren Ex. 2, p.

      The Commission agrees with Ameren and finds that the transfer will not adversely impact the emergence of a competitive market place in Illinois.

X.    FINDINGS AND ORDERING PARAGRAPHS

      The Commission, having reviewed the Notice and Petition herein, and being fully apprised in the premises, is of the opinion and finds that:

      (1) Central Illinois Public Service Company, d/b/a AmerenCIPS, is an Illinois corporation engaged in the production, transmission, sale and delivery of electricity to the public in the State of Illinois, and is a public utility as defined in Section 3-105 of the Public Utilities Act and an electric utility as defined in Section 16-102 of the Act; Union Electric Company, d/b/a AmerenUE is an Illinois corporation engaged in the production, transmission, sale and delivery of electricity to the public in the State of Illinois, and is a public utility as defined in Section 3-105 of the Public Utilities Act and an electric utility as defined in Section 16-102 of the Act

      (2) the Commission has jurisdiction over the Ameren Companies and of the subject matter of this docket;

      (3) the statements of fact set forth in the prefatory portions of this Order are supported by the evidence of record and are hereby adopted as findings of fact;

      (4) AmerenUE's October 2, 2000 notice of the transfer of assets to AmerenCIPS is in compliance with the requirements of Section 16-111(g) of the Act, and that transfer is approved, subject to Findings (9) and (10) of this Order;


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      (5)   the proposed  transaction  will not render  AmerenCIPS  unable to provide its tariffed  services in a safe and reliable manner;

      (6) there is not a strong likelihood that consummation of the proposed transaction will result in the Metro East ratepayers being subject to a request for an increase in base rates during the mandatory transition period pursuant to Subsection 16-111(d) of the Act;

      (7) AmerenCIPS will comply with the requirements of Section 16-128(c) of the Act, as provided in the revised "Asset Transfer Agreement" submitted for the record herein;

      (8) the transfer of AmerenUE's certificates of convenience and necessity to AmerenCIPS is reasonable and appropriate, and the public will be convenienced thereby, subject to Findings (9) and (10) of this Order;

      (9)   in the event that the transfer  approved herein occurs,  then
            (i) the effect of any rate decrease ordered pursuant to the terms of the Customer Choice Law to be effective October 1, 2002 shall be excluded both from the calculation under Section 16-111(d) of the Act as to whether AmerenCIPS may request a base rate increase during the mandatory transition period, and from any such request made pursuant to Section 16-111(d) during the mandatory transition period; (ii) AmerenCIPS will have waived any right it may have otherwise had to request an extension of the recovery of transition charges beyond December 31, 2006; and (iii) AmerenCIPS shall timely file tariffs that conform to the tariffs included in the record in this proceeding, including all the revisions recommended by Staff and agreed to by AmerenCIPS;

     (10) AmerenCIPS shall file with the Commission the final accounting entries for the transaction, showing the actual dollar values of the assets and liabilities transferred from AmerenUE to AmerenCIPS at the time of Transfer, within 45 days after the date of the Transfer, and, at the time of filing, should provide a copy of this filing to the Director of Accounting.

      IT IS THEREFORE ORDERED by the Illinois Commerce Commission that the transfer of Union Electric Company's distribution and transmission assets and retail electric business in Illinois, all as described in the Asset Transfer Agreement, to Central Illinois Public Service Company is hereby approved, subject to the conditions set forth herein.

      IT IS FURTHER ORDERED that Central Illinois Public Service Company shall comply with Findings (9) and (10) of this Order.


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      IT IS FURTHER ORDERED that subject to the provisions of Section 10-113 of the Public Utilities Act and 83 Ill. Adm. Code 200.800, this Order is final; it is not subject to the Administrative Review Law.

      By order of the Commission this 20th day of December, 2000.

                                              (SIGNED) RICHARD L. MATHIAS

                                              Chairman


(S E A L)